UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38051

SOS LIMITED

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

EXPLANATORY NOTE

The Company is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-285820) and Form S-8 (Registration Number 333-262636), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 7, 2026	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

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